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KW 3/1

RECEIVED FEB 23 2011 SEC MAIL PROCESSING SECTION WASH., D.C. 211

UNITED STATES
SECURITIES AND EXCHANGE CO[I]
Washington, D.C. 2054[9]

11015953

[OMB A]PPROVAL
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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 WEST TENTH STREET
(No. and Street)

WEST POINT	GEORGIA	31833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK E PLAN (706) 645-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIFFORD, HILLEGASS & INGWERSEN, LLP
(Name – *if individual, state last, first, middle name*)

SIX CONCOURSE PARKWAY, SUITE 600	ATLANTA	GEORGIA	30328-5351
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK E. PLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES APRIL 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2010

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2010

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplemental Information

- Computation of Net Capital (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934) 9
- Other Information 10
- Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 11-12
- Independent Accountants' Report on Applying Agreed Upon Procedures Related to the SIPC Assessment Reconciliation 13-14
- SIPC Report 15-16

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
JSL Securities, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of JSL Securities, Inc. (a C Corporation) as of December 31, 2010, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2010, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 21, 2011
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Current Assets		
Cash and Cash Equivalents	$	510,538
State Income Tax Receivable (Note D)		3,511
Prepaid Expense		1,402
Due from Parent (Notes B and D)		3,196
TOTAL ASSETS	$	518,647

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued Expenses	$	14,000
TOTAL CURRENT LIABILITES		14,000
Stockholder's Equity		
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Paid-in Capital		130,490
Retained Earnings		374,147
TOTAL STOCKHOLDER'S EQUITY		504,647
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	518,647

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2010

Other Income	$ 1,079,617
Operating Expenses (Note B)	1,028,004
Net Income before Tax	51,613
Income Tax Expense (Note D)	10,989
Net Income	$ 40,624

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2010

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 10	$ 130,490	$ 333,523	$ 464,023
Net Income	-	-	40,624	40,624
Balance at December 31, 2010	$ 10	$ 130,490	$ 374,147	$ 504,647

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities		
Net Income	$	40,624
Decrease in income taxes receivable		489
Decrease in prepaid expenses		14,425
Decrease in other accruals		(26,505)
Net decrease in due to Parent		(61,443)
Net Cash Required by Operating Activities		(32,410)
NET DECREASE IN CASH		(32,410)
Cash at Beginning of Year		542,948
Cash at End of Year	$	510,538
Supplemental Cash Flow Disclosures:		
Income taxes paid (Note D)	$	10,500

See accompanying notes.

JSL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007. The Company engages in limited securities business that does investment company and variable contract business solely on an application way basis.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition: Other income is predominantly commission income that is recognized when the terms of the sale of investment products and services to customers are substantially complete.

Cash and Cash Equivalents: For the purpose of reporting cash flows, the Company considers all demand notes and short-term investments with maturities of three months or less to be cash equivalents.

The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, JSL.

Management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2009, 2008 and 2007 still open under the statute of limitations.

NOTE A— DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2011 and February 21, 2011, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

Effective March 1, 2007, JSL Securities entered into an Expense Sharing Agreement with JSL. JSL Securities agreed to pay JSL for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2010, JSL Securities reimbursed JSL approximately $120,000 under the Agreement. Additionally, JSL funded federal income taxes of the Company during 2010 which were accounted for through an inter-company charge.

Effective March 1, 2007, the Company entered into a Broker Dealer Services Agreement with Royal Alliance Associates, Inc., a broker dealer. Under this agreement, all customer relationships created shall be recorded on the books and records of and accounted for solely as a new account of Royal Alliance. Representatives affiliated with Royal Alliance and employed by JSL Securities generate commission revenues, net of ticket charges and trading fees in connection with the sale of insurance and investment products and services to customers of Royal Alliance that may also be clients of JSL. The sales representatives have waived their rights to the commission income and instead directed Royal Alliance to pay such commissions to JSL Securities rather than the representatives. Commissions paid to JSL Securities by Royal Alliance during 2010 totaled $1,052,757.

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. Reference Schedule I included in Supplemental Information of this report.

NOTE D—INCOME TAXES

The provision for income taxes is as follows:

Current:	
Federal	$ 7,500
State	3,489
	$ 10,989

The Company and JSL have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return.

As of December 31, 2010, the Company has recorded a federal income tax expense of $7,500 and a related intercompany payable to its parent to reimburse the parent for its share of the consolidated federal income tax liability. The Company has also recorded a state income tax expense of $3,489 and related income tax receivable of $3,511 during 2010. The Company made estimated state income tax payments totaling $3,000 during 2010.

SUPPLEMENTAL INFORMATION

JSL SECURITIES, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2010

Computation of Net Capital		
Total stockholders' equity	$	504,647
Deduct nonallowable assets		8,109
Net capital	$	496,538
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	14,000
Computation of Minimum Net Capital Requirement		
Net capital	$	496,538
Minimum net capital to be maintained (greater of $5,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	491,538
Percentage of aggregate indebtedness to net capital		2.82%

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2010 and the audited financial statements at December 31, 2010.

JSL SECURITIES, INC.

Schedule II

OTHER INFORMATION

December 31, 2010

The following statements and computations are not applicable at December 31, 2010, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (i) of Rule 15c3-3.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
JSL Securities, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of JSL Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

770.396.1100 MAIN
770.393.0319 FAX
Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351
GHI-CPA.COM

GH&I

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 21, 2011
Atlanta, Georgia

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
JSL Securities, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by JSL Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JSL Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JSL Securities Inc.'s management is responsible for the JSL Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries [*check copy*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [*general ledger detail of income*] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*general ledger detail of income*] supporting the adjustments noting no differences; and

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 21, 2011
Atlanta, Georgia

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067280 FINRA DEC
JSL SECURITIES INC 16*16
PO BOX 70
WEST POINT GA 31833-0070

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
FRANK PLAN 706-645-8242

2. A. General Assessment (item 2e from page 2) $ 1,984.36

B. Less payment made with SIPC-6 filed (exclude interest) (807.71)
7/14/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,176.65

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,176.65

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,176.65

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JSL Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 14TH day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2010 and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,079,617
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	285,597
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Checking Interest	275
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	285,872
2d. SIPC Net Operating Revenues	$ 793,745
2e. General Assessment @ .0025	$ 1,984.36

(to page 1, line 2.A.)